EXHIBIT 99.1

Exeo Confirms Order for 5000 Psyko Gaming Headphones

LAS VEGAS, Sept. 12, 2014 /PRNewswire/ --Exeo Entertainment, Inc. (OTCBB: EXEO) has ordered 5000 units of their Psyko 5.1 PC Gaming headphones in time for the holiday season.

CEO Scott Amaral stated "Exeo is in a position to have the Psyko units in consumers hands for Christmas. All the reviews have been extremely favorable and we're the only one with a true 5.1 surround sound headphone."

Amaral went on to state: "While the 5000 units doesn't seem like much, it represents $750,000 in revenue once sold. Our immediate goal is to get to 5000 units on a monthly basis. All you have to do is look at Astro (SKUL), Triton (MCZ) or Turtle Beach (PAMT) to gauge what the upside is."

Psyko is a radical design departure from traditional surround sound headsets. Psyko headphones don't use signal processing to simulate surround sound. Patented PsykoWave technology uses precision-tuned audio waveguides direct the sound from all 5 speakers in the bridge of the headphone to flow past the front and rear of both ears, creating the same audio environment that exists with a 5.1 room speaker system.

About Exeo Entertainment, Inc.Headquartered in Las Vegas, Nevada Exeo Entertainment, Inc. (OTCBB: EXEO) is a public company that develops, acquires, manufactures, licenses and distributes unique products in the video gaming, music, and smart TV sectors. Exeo markets its products under the following brands: Psyko Audio, Krankz Audio, and Zaaz keyboards.

Safe Harbor Statement This press release may contain forward-looking statements which are based on current expectations, forecasts, and assumptions that involve risks as well as uncertainties that could cause actual outcomes and results to differ materially from those anticipated or expected, including statements related to the amount and timing of expected revenues as well as any payment of dividends on our common and preferred stock, statements related to our financial performance, expected income, distributions, and future growth for upcoming quarterly and annual periods. These risks and uncertainties are further defined in filings and reports by the Company with the U.S. Securities and Exchange Commission (SEC) including but not limited to information as contained within the Company's most current quarterly reports, annual reports, and or other filings. Furthermore, the Company disclaims any intention or obligation to update or revise any such forward-looking statements, whether as a result of new information, future events, or otherwise.

www.exeoent.com

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SOURCE Exeo Entertainment, Inc.

For further information: Exeo Entertainment, Inc., press@exeoent.com, Phone: (702) 361-3188, Fax: (702) 361-4359